

Mail Stop 3628

February 23, 2010

Via Facsimile and U.S. Mail
Luis Candelario
President
Nipro Corporation
3150 N. W. 107th Avenue
Miami, FL 33172

> **Re: Home Diagnostics, Inc.**
> **Schedule TO-T filed by Nippon Product Acquisition Corporation and**
> **Nipro Corporation**
> **Filed February 11, 2010**
> **File No. 005-82416**

Dear Mr. Candelario:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

General

1. Please advise us as to the applicability of Rule 13e-3 to this Offer. In this regard, we note the continuity in management, the alterations in executive agreements, and that Home Diagnostics' officers and directors own greater than 15% of the total number of shares outstanding. See Interpretive Responses 201.01 and 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations.

2. We note that Mr. Capper executed the Stockholders Agreement agreeing to tender his shares in the tender offer and also entered into an amended employment agreement in connection with the merger agreement which provides for cash payments tied to the date of acceptance of shares by the Purchaser in this tender offer. Please advise us as to how you are complying with Rule 14d-10(d)(1)(ii). We note that it appears that Mr. Capper is required to tender his securities into the tender offer in order to receive the payments under the arrangement. Refer to footnote 52 in SEC Release No. 34-54684.

Summary Term Sheet

3. Please revise to include an estimate for the number of shares required to meet the Minimum Tender Condition.

4. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue. See Rule 14d-4(d).

Source and Amount of Funds, page 21

5. We note that you state that the Purchaser will have sufficient funds. Please revise to further specify the source of funds. Refer to Item 1007(a) of Regulation M-A.

Exhibit (a)(5)(A)

6. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the bidders (and all additional filing persons) acknowledging that:

- the bidder (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Craig Roeder, Esq.
        Ryan Gwillim, Esq.
        Baker & McKenzie LLP